UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Bitgreen Inc.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     September 10, 2021

Physical Address of Issuer:

Bitgreen Inc.
7750 Okeechobee Blvd, Suite 4-343
West Palm Beach, FL 33411, United States

Website of Issuer:

https://bitgreen.org

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the issuer shall pay to the Intermediary cash proceeds from the Offering amount equal to:

   (1) six percent (6.0%) of any amounts raised up to two million dollars ($0.00-$2,000,000.00);

   (2) four percent (4.0%) of any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000.00); and

   (3) three percent (3.0%) of any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01-$5,000,000.00).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to:

   (1) two percent (2.0%) of the securities sold for any amounts raised up to two million dollars ($0.00-$2,000,000.00);

   (2) one percent (1.0%) of the securities sold for any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000); and

   (3) one half of one percent (0.5%) of the securities sold for any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01 -$5,000,000).

Type of Security Offered:

Token Debt Payable by Assets ("DPA")

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

4

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 3, 2021
Bitgreen Inc.



Up to $5,000,000 of Token Debt Payable by Assets (DPAs)

Bitgreen Inc. ("**Bitgreen**", "the Company," "**we**," "**us**", or "**our**"), is offering an amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Token DPAs (Debt Payable by Assets) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions[1][2][3]	Net Proceeds
Minimum Individual Purchase Amount[3]	$100	$6.00	$94.00
Maximum Individual Purchase Amount[3][4][5]	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$230,000	$4,770,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   At the conclusion of the offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00 - $2,000,000); (ii) four percent (4%) of any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.00 - $4,000,000.00); and (iii) three percent (3%) of any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,0000.01-$5,000,000.00).

(3)   In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2.0%) of the securities sold for any amounts raised up to two million dollars ($0.00-$2,000,000.00); (ii) one percent (1.0%) of the securities sold for any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000); and (iii) one half of one percent (0.5%) of the securities sold for any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01-$5,000,000.00).

(4)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(5)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.bitgreen.org.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://ww.republic.co/bitgreen

The date of this Form C is November 3, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Bitgreen Inc. (the "Company") is a Delaware corporation, formed on September 10, 2021. The Company provides blockchain-as-a-service capabilities to third party development teams who aspire to employ blockchain, and may eventually serve as an open platform for users to invest their tokens into projects and initiatives in the ESG space.

The Company is located at 7750 Okeechobee Blvd, Ste 4-343, West Palm Beach, FL 33411, United States.

The Company's website is www.bitgreen.org.

The company conducts business in Delaware, and sells services throughout the United States.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00 [+]
Maximum Individual Purchase Amount	$500,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	None – See "Voting and Control" on page 25 hereof.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

1

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

There exists a cryptocurrency formerly known as "BitGreen" that is currently available for exchange on a prominent platform, and its existence may impact the Company's business plan.

In 2017, a team unaffiliated with the Company, created a fork of the Dash blockchain called Bitcoin Green, a proof-of-stake alternative cryptocurrency to Bitcoin. When the team who created BitCoin Green tried to register Bitcoin Green on multiple cryptocurrency exchanges, the exchanges informed them that the term "Bitcoin" could not be used in creating an alternative currency for exchange, and the currency was instead listed as "BitGreen" with the Ticker "BITG" on ProBit. Since that time, ProBit has approved the reversal of name change to Bitcoin Green, and Bitcoin Green is no longer known as BitGreen on ProBit, which is the only platform on which Bitcoin Green is currently tradeable.

From 2018, Dennis Reichelt, the current CTO of the Company (see "Key Persons" section) volunteered his time for no consideration in building the blockchain infrastructure for the token. In 2018, the Bitcoin Green project was abandoned. At this time, Dennis Reichelt was still a core volunteer, and Adam Carver, the current CEO of the Company, was a passive holder of tokens of BitCoin Green. In 2021 Adam Carver assumed leadership of the project, along with Dennis Reichelt, on a volunteer basis. During the period ranging from 2018-2021, the name of the cryptocurrency reverted to Bitcoin Green on every exchange, after which the Bitcoin Green project was just left as a cryptocurrency available for trade on ProBit, which is the only platform on which Bitcoin Green is currently tradeable. It is currently known on only the Messari platform as BitGreen, which is a factual error, where it is not available for trade and it does not have any common elements or affiliation with the Company. Additionally, the Company has been working with Messari to revert to the Bitcoin Green name, and no objection to the name change has been raised by any current holders of Bitcoin Green.

The Bitcoin Green token is not technologically or legally affiliated with the Securities. BitGreen is a Substrate-based blockchain, and Bitcoin Green is a masternode-based token. **HOLDERS OF THE BITCOIN GREEN TOKEN HAVE NO AFFILIATION WITH THE SECURITIES IN THIS OFFERING, AND THE COMPANY DOES NOT HAVE ANY PLANS TO INVOLVE CURRENT HOLDERS OF BITCOIN GREEN IN ITS FUTURE BUSINESS PLANS.** The Company is also actively seeking guidance from the SEC through counsel on the issue of whether the existence of Bitcoin Green could have any adverse legal impact on the Securities or the Company's business plan. A significant portion of the proceeds of the Offering will be utilized in legal, regulatory and operational costs resulting from engaging with the SEC on matters related to Bitcoin Green. If the SEC responds that Bitcoin Green and its presence on platforms conflicts with the Company's proposed business plan, it may negatively impact the Company's business plan, the value of the Securities, and the Company's business, operations, and prospects.

The Company may be required to register with the SEC as an "Investment Company" under the Investment Company Act of 1940, or an Alternative Trading System.

The Company's proposed business plan (see "Business Plan" section) is intended to take the form of an investment marketplace in which holders of the Securities can select individual projects and businesses in which to invest. To the extent the nature of the operations requires specific licenses and/or approval from government entities, these licenses and/or approvals must be obtained prior to the business executing on its business plan.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on September 10, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

We have only minimal audited financial statements.

The Company's only audited financial statement is dated as of October 13, 2021, and sets forth the Company's financial position as of its incorporation on September 10, 2021. Therefore, you have only minimal audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is only registered to do business in Delaware.

Although the Company's principal place of business is in Florida, it is currently only registered to do business in Delaware, and it not registered under the Florida Secretary of State. Accordingly, the Company will not be able to generate revenue in any state other than Delaware until it is registered in other states, including Florida. The Company is currently working to file for the necessary documentation to carry out business in these states.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.

On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Securities.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on research, development and market implementation in the near future, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We currently rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 2024 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our services.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens. The tax consequences to a Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the network in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the U.S. Securities and Exchange Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, trading or ownership in the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of the token, possibly affecting an investment in the Securities in a material and adverse manner.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in blockchain development may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and in blockchain development may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the first quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for advertising in certain industries and/or countries, impeded business travel and have also resulted in increased safety and security costs for us and the advertising or gaming industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the crypto industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the crypto industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Carver (Chief Executive Officer and Treasurer), Dennis Reichelt (Director and Chief Technology Officer), and Gilad Goren (Director and Secretary). The Company has or intends to enter into employment agreements with Dennis Reichelt and Gilad Goren, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Adam Carver, Dennis Reichelt, Gilad Goren, or any member of the board of directors or officer of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The Company is dependent on Adam Carver, Dennis Reichelt, and Gilad Goren in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Adam Carver, Dennis Reichelt, or Gilad Goren die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of our services is highly competitive.

We face competition with respect to our services. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on ouradvertising, consumer promotions and marketing, or our response to those restrictions, could limitour efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine ourcustomers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company may have engaged in conduct that could be regarded as "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. The Company engaged in theoretical discussions with potential investors in a group on the Telegram application and on the Discord application, in which these potential investors expressed interest in the predecessor to BitGreen, Bitcoin Green, and discussed ways in which Bitcoin Green might eventually interact with BitGreen. In both the Telegram group and the Discord group, key persons involved in the Company discussed the viability of a new cryptocurrency designed on the Substrate framework. During this discussion, no Securities were offered, promised, or purchased, and the Company confirms that it does not have any future plans to create interaction between the Securities and Bitcoin Green. Neither of these groups included discussion of this Offering or BitGreen. All communications sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. Some of these communications may not have included proper disclaimers required for "testing the waters". The above may not include all communications that may be regarded as "testing the waters" under Regulation CF requirements. Included below are working links to the Discord group and to the Telegram group where all "testing the waters" communications relevant to the Securities could have occurred.

Discord link: https://discord.gg/gfM98YVd

Telegram link: http://t.me/bitcoingreenofficial

The Company and key team members could potentially be found to have engaged in an "unregistered offering" in connection with 2017 activities on behalf of a different cryptocurrency.

From 2017-2018, the team that created Bitcoin Green (see "Risks Related to the Company's Business and Industry") created a community on the Discord social media application, and raised $120,000 worth of Bitcoin in exchange for masternodes of the Bitcoin Green token. The exchange was conducted entirely over the Discord social media community. At the time, Dennis Reichelt, the current CTO of the Company, was working on a volunteer basis for Bitcoin Green. He was not involved in any discussions relating to the exchange, and did not fundraise, accept any Bitcoin in connection with the exchange, or send masternodes of BITG to investors. The exchange raised approximately $120,000 in exchange for securities of the Bitcoin Green token. There has been no inquiry from the SEC to the Company on the sale, and there has been no cease-and-desist order or similar communication in respect of the sale or Bitcoin Green in general. While this is true as of the date specified below, this may change in the future.

THE SEC MAY DEEM THE EXCHANGE OF MASTERNODES FOR BITCOIN AS AN "UNREGISTERED OFFERING" OF SECURITIES PURSUANT TO FEDERAL SECURITIES LAW. IF THE SEC HOLDS THE COMPANY RESPONSIBLE FOR THIS "UNREGISTERED OFFERING", IT MAY NEGATIVELY IMPACT THE COMPANY'S BUSINESS PLAN AND THE OFFERING.

The U.S. Securities and Exchange Commission does not pass judgment upon the merits of the Securities or the terms of the Offering, nor does it pass judgment upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investor is not an owner of the Company and has no decision-making rights or vote
.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted at any meeting thereof, or to give or withhold consent to any Company action (other than as pursuant to the Token DPA) or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the Company are the rights of payment as set forth in the Token DPA.

A significant portion of the proceeds from the Offering will be used to pay accrued and unpaid wages and expenses of the Company's current officers, and future wages to the Company's current officers

These significant proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company, and future compensation for future services to the Company.

Adam Carver
Gilad Goren
Dennis Reichelt

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own 98% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company provides operating capacity and maintenance to the BitGreen blockchain, a distributed general ledger application that supports a diverse and decentralized community of participants in the technology, blockchain and cryptocurrency sector. After the first issuance of BitGreen tokens, the Company also intends to create an investment platform for users to directly invest their tokens into sustainable projects and initiatives in the ESG space.

Business Plan

The Company's business model is primarily Business-to-Business and Business-to-Business-to-Consumer, and targets users tied to the Social Impact and Environmental Advocacy sectors. We serve enterprises and third-party development teams whose activities, for-profit businesses or nonprofit work could potentially benefit from the employment of distributed ledger technology. As we provide this Blockchain-as-a-Service service, we allow third-party applications the opportunity to utilize the BitGreen blockchain for on-chain governance, data storage, processing power, encryption, transparency, auditing, and other features. We anticipate earning revenue for the protocol via transaction fees from these applications. The Company's future business plans may also include creating an investment platform for BitGreen holders to invest their tokens directly into sustainable projects and initiatives on the platform. To the extent the nature of the operations require specific licenses and/or approval from government entities, these licenses and/or approvals must be obtained prior to the business executing on its business plan.

The Company's Products and/or Services

Product / Service	Description	Current Market
BitGreen blockchain	Distributed ledger	Third-party development teams who aspire to employ blockchain in their development.

BitGreen is a blockchain protocol developed by Adam Carver, Dennis Reichelt, and Gilad Goren, incorporated on September 10, 2021. Separate from the Bitcoin Green protocol, which is a fork of the PIVX protocol (see "Risk Factors related to the Company's Business and Industry") and was until recently known as BitGreen, BitGreen is built using the Substrate SDK, a product developed by Parity, the team behind the Polkadot Network. Substrate enables developers to create application-specific blockchains tailored for specific purpose and use cases, for instance ESG and DeFi. Purpose-built blockchains offer material advantages for unique use case applications over smart contract applications built atop general purpose blockchains. BitGreen intends to be a Layer 1 technology on top of which other teams will build network resources relating to Environmental and Social Governance enterprises, and aims to participate in a Parachain auction in 2022 or 2023. Additionally, Bitgreen has contemplated the support of an external decentralized app that would facilitate third-party transactions related to off-chain investments in the Environmental and Social Governance space. Common transactions are intended to involve using smart contracts for the collateral of infrastructure assets such as Solar, Wind, and Electric Vehicle Charging Stations, or uncollateralized lending structures such as microfinance transactions. Although undeveloped as yet, Bitgreen intends to explore this option with regulators (see "Risk Factors Related to the Company's Business and Industry") to determine compliance, and utilize the best practices already being tested and in production by existing DeFi protocols.

Competition

The Company's primary competitors are Regen Network, Celo, MoSS Earth, Nori, Goldfinch Finance.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, service and support, and corporate reputation.

Customer Base

Our customers will be application development teams and ultimately, their customers. We expect the end user demographics to concentrate in two buckets: crypto converts and "green advocates" -- consumers who pay a slight premium in their everyday lives to go green or healthy. Some of their identifying behaviors might include reading labels at the supermarket and buying organic, recycling, driving a hybrid or EV.

Supply Chain

The Company does not materially depend upon any vendors. Our most important asset is our technology and people. Our goal is to have the best talent, with specialized skills to enhance our differentiation and competitiveness.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97078730	BitGreen	Service Mark	October 18, 2021	In Process	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. The business plan of the Company is contingent upon regulatory approval from the SEC to operate as an investment company, and may be negatively impacted if the Company is deemed to have engaged in an unregistered securities offering with regard to Bitcoin Green in 2017 (see "Risk Factors related to the Offering"). These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

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USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	1,500	4.6%	$230,000
Campaign marketing expenses or related reimbursement	0%	$0	0%	$0
Estimated Attorney Fees	24%	$6,000	12%	$600,000
Estimated Accountant/Auditor Fees	0%	$0	0.6%	$30,000
General Marketing	0%	$0	5%	$250,000
Research and Development	30%	$7,500	35%	$1,750,000
Future Wages	20%	$5,000	17%	$850,000
Partnerships	10%	$2,500	18%	$900,000
Accrued Wages	0%	$0	0.5%	$25,000
Accrued expenses of managers, officers, directors or employees	0%	$0	3.3%	$165,000
General Working Capital	10%	$2,500	4%	$200,000
Total	100%	$25,000	100%	$5,000,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam Carver	CEO, Treasurer, Director Co-founder, September 10, 2021 - present	Battlestar Capital, CEO, Cofounder, April 2018 – November 2019 The Fund, Managing Director, Cofounder, November 2017 – June 2019	University of Michigan, MBA/MS in Energy Systems, 2013 Skidmore College, BA in Business, 2004

		AngelList, Director, November 2016 – April 2018 Mesa Ventures, Principal, June 2014 – November 2016	
Dennis Reichelt	Chief Technology Officer, Director, co-Founder, September 10, 2021 - present	KeyFi, CTO, Cofounder, August 2019 – March 2021 Visualisierungslösungen GmbH, Developer, 2013 – August 2019	University of Goethe, Bachelor of Science, 2008
Gilad Goren	Secretary, Director, Co-founder September 10, 2021- present	Founders Pledge, Cofounder, January 2019 – December 2019 Raleigh & Drake, Cofounder, 2013 – 2021 Only Six Degrees, Cofounder, 2015 – 2021	London School of Economics, Executive MSc, 2020 Brandeis University, Master of Arts, 2006

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware state law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, 6,000,000 shares of which have been issued, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This will not limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company no additional securities outstanding:

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loans
Creditor	Founders
Amount Outstanding	$164,822
Interest Rate and Amortization Schedule	N/A
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	September 10, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Adam Carver (MTC Capital Trust)	2,640,000 shares of Common Stock of the Company	44%
Dennis Reichelt	2,040,000 shares of Common Stock of the Company	34%
Gilad Goren	1,200,000 shares of Common Stock of the Company	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Bitgreen Inc. (the "**Company**") was incorporated on September 10, 2021 under the laws of the State of Delaware, and is headquartered in West Palm Beach, FL, United States.

Cash and Cash Equivalents

As of October 10, 2021, 2021 the Company had an aggregate of $164,822 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently possesses $164,822 cash on hand from loans provided by the current shareholders of the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The Company has not undergone any material changes.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made no issuances of securities within the last three years:

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	MTC Capital Trust
Relationship to the Company	Trust for beneficiary Adam Carver, co-Founder
Total amount of money involved	$26.40
Benefits or compensation received by related person	Common Stock of the Company
Benefits or compensation received by Company	Payment in cash
Description of the transaction	MTC Capital Trust purchased 44% of the Company's outstanding shares of Common Stock on October 12, 2021.

The Company has also received loans totaling $164,822 from the founders of the Company.

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THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Token DPAs (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES

OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Token DPA instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Term

The Securities will mature upon 36 months from the date each Investor enters into the Token DPA with the Company. The Securities are prepayable by the Company in the Company's discretion (with no prepayment penalties) or, in the case of the occurrence of certain events (See "<u>Exhibit C</u>"), upon demand by the Investor (in which case the net proceeds to the Company will be repaid in cash in full satisfaction of the debt).

Interest Payment

The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of Token DPA attached hereto as <u>Exhibit C</u>.

The Securities will pay interest at a rate of ten percent (10%) in assets, including digital tokens, payable one time on the debt amount until the maturity date.   After the Maturity Date, interest at a rate of ten percent (10%) per annum shall accrue on the sum of the Debt Amount and ten percent (10%) of the Debt Amount as per the terms set forth on the form of DPA attached hereto.

Escrow Account

Upon the closing of the Offering, of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to manage said escrow account. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the DPA. The Intermediary will instruct the Escrow Agent to (a) distribute 40% of the Net Debt Amount (as defined in the DPA) to the Company, and (b) the Escrow Agent will retain the remainder in the Escrow Account until the occurrence of certain events (See "<u>Exhibit C</u>").

Maturity Date

In the event that the maturity date of three years is reached without the prior repayment by the Company of its obligations under a DPA with an Investor, each such Investor will be owed by the Company the principal amount of the DPA, plus an additional ten percent (10%), to be paid in USD cash.

Early Repayment in Cash

Within Six Months. At any time before the completion of the mainnet blockchain protocol ("Milestone No. 1"), which is expected to be six (6) months from the issuance of the Token DPA, unless the Company has ownership or control of tokens in an amount sufficient for early repayment of debt by tokens in full, the Company may in its discretion satisfy its obligations with respect to the obligations outstanding under such Token DPA in cash, using its reasonable discretion to exercise one of the following two options for repayment in cash:

1. if the Company decides in good faith that it will not be able to generate and deliver the Tokens due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to the amount in escrow at the time plus an additional 20% of the debt amount under the DPA, which will total eighty percent (80%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of twenty percent (20%) or less of the obligations being deemed a debt forgiveness by the Investor, or

24

2. if the Company fails to reach Milestone No. 1 within the projected timeline, within thirty (30) days of the failure, the Company will provide notice to the Investor, and the Investor may then provide notice to the Company demanding an early repayment of the obligations. Within fifteen (15 days) of receiving the notice, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to sixty percent (60%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of forty percent (40%) or less of the obligations being deemed a debt forgiveness by the Investor.

Within Twelve Months. At any time between Milestone No. 1 and time when the Mainnet Release has been made available to the general public, and blocks of BitGreen Tokens are actively being generated ("Milestone No. 2"), which is expected to be twelve (12) months from the Effective Date of the Token DPA, unless the Company has ownership or control of tokens in an amount sufficient for early repayment of debt by tokens in full, the Company may in its discretion satisfy its obligations with respect to the obligations outstanding under such Token DPA in cash, using its reasonable discretion to exercise one of the following two options:

1. if the Company decides in good faith that it will not be able to generate and deliver the Tokens due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to the amount in escrow at the time plus an additional 20% of the debt amount under the DPA, which will total fifty percent (50%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of fifty percent (50%) or less of the obligations being deemed a debt forgiveness by the Investor, or

2. if the Company fails to reach Milestone No. 2 within the projected timeline, within thirty (30) days of the failure, the Company will provide notice to the Investor, and the Investor may then provide notice to the Company demanding an early repayment of the obligations. Within fifteen (15 days) of receiving the notice, the Company may in its discretion satisfy its obligations with respect to the debt outstanding under the DPA equivalent to at least thirty percent (30%) of the obligations, with no interest or other duties owed to the relevant Investor, and with the remaining amount of seventy percent (70%) or less of the obligations being deemed a debt forgiveness by the Investor.

Token Repayment Terms
If the Company elects to repay the obligations due under the DPA in Tokens, the Company shall pay an asset interest amount of 10%. If the Investor fails to provide to Company within thirty (30) days a valid wallet or network address or other information necessary for payment in Tokens, the Company may elect to make a repayment of obligations of the same amount in USD cash without interest or any further obligations in satisfaction of the repayment amount.

Early Token Repayment Terms
At any time before the three-year maturity date of the DPA, if the Company successfully achieves Milestone No. 2 referenced above, the Company will pay the amount due under the DPA in BitGreen Tokens.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends.

Dissolution

If a Dissolution Event occurs before repayment obligations under the DPA have been satisfied in full, to the extent permissible by law, the Investor shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Security

The Securities are not secured.

Subordination

The Securities are not subordinate to other indebtedness of the Company.

Termination

This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Voting and Control

The Securities are not equity securities of the Company, and will not have voting rights. Thus, Investors in the Securities will not have any ownership rights in the Company, including any right to vote upon any director or other Company matters.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company has the right to cease operations and distribute funds acquired through the Offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering within the first month from the date of issuance. Investors are not guaranteed a return on their investment.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay to the Intermediary cash proceeds from the Offering amount equal to:

(1) six percent (6.0%) of any amounts raised up to two million dollars ($0.00-$2,000,000.00);

(2) four percent (4.0%) of any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000.00); and

(3) three percent (3.0%) of any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01-$5,000,000.00).

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to:

(1) two percent (2.0%) of the securities sold for any amounts raised up to two million dollars ($0.00-$2,000,000.00);

(2) one percent (1.0%) of the securities sold for any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01-$4,000,000); and

(3) one half of one percent (0.5%) of the securities sold for any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01 -$5,000,000).

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DocuSigned by:
Adam Carver
A93F1E30B19740A...
(Signature)

Adam Carver
(Name)

President/CEO, Co-founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Adam Carver
A93F1E30B19740A...
(Signature)

Adam Carver
(Name)

Director
(Title)

11/03/2021
(Date)

DocuSigned by:
Dennis Reichelt
03F58F3CDC824F6...
(Signature)

Dennis Reichelt
(Name)

Director
(Title)

11/03/2021
(Date)

	DocuSigned by: *Gilad Goren* —2F0A926830DA46C...
	(Signature)
	Gilad Goren
	(Name)
	Director
	(Title)
	11/03/2021
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Bitgreen Inc. (the "Company") a Delaware Corporation

Statement of Financial Position and
Independent Accountant's Audit Report

As of September 10th, 2021 (inception)



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Bitgreen Inc

We have audited the accompanying statement of financial position of Bitgreen Inc as of September 10th, 2021 (inception) and the related notes to the statement of financial position. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bitgreen Inc as of September 10th, 2021 in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 13, 2021
Vincenzo Mongio

Statement of Financial Position

	September 10th, 2021 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Shareholder Advances	164,822
TOTAL LIABILITIES	-
EQUITY – Accumulated Deficit	(164,822)
TOTAL LIABILITIES AND EQUITY	-

Bitgreen Inc
Notes to the Statement of Financial Position
September 10th, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bitgreen Inc. ("Bitgreen", the "Company", "we", "our", "ours" or "us") is an independent Delaware C Corporation that serves to provide operating capacity and maintenance to the Bitgreen Blockchain, a distributed general ledger application that supports a diverse and decentralized community of participants in the technology, blockchain and cryptocurrency sector. The Company, in its capacity as the initial creator of the Blockchain and coordinator of resources, supplies advice and integrated support for users and external development teams.

The Bitgreen Blockchain is a decentralized database that supports the production and use of decentralized applications. These applications exist for the general purpose and benefit of the Bitgreen community, and are often created by external third-parties who are unaffiliated with Bitgreen Inc. We assist these external teams in sharing our community's goals, clarifying areas of mutual interest, and offering guidance pertaining to technology development, marketing, financial budgeting and distribution to the Community.

Bitgreen was founded in September 2021 by veteran technologists in the startup and fintech space to nurture an online community of purpose-led entrepreneurs to build decentralized applications targeting real-world impact related to environmental conservation and social and/or economic equality. The Bitgreen cryptocurrency is a governance and utility token that allows users to directly participate in democratic governance votes related to the Community, as well as gain access to decentralized applications that require the Bitgreen token for an express purpose or utility. The Company operates its business primarily from its offices located in New York, NY and Frankfort, Germany.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company's first tax return is due April 15th, 2022.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See Note 5.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company had outstanding $164k due to shareholders for out-of-pocket expenses incurred prior to the formation of the entity. The amounts accrue no interest and are due on demand.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 6,000,000 shares were issued to founders of the Company in exchange for a nominal amount of a stock subscription receivable.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 10th, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

| Campaign tools   ⌄ |

Bitgreen Inc.

Blockchain for Sustainability and Climate Finance

$0

Raised of minimum goal   i

| **0** | **n/a** |
| Investors | Left to invest |

Highlights

A DeFi-native protocol enabling climate and sustainability finance

Built to be the home of all ESG activity on blockchain

Provides Blockchain-as-a-Service partnerships to mission-aligned companies

Built on Polkadot Network -- targeting Parachain status 2022/23

Experienced startup team in crypto, DeFi, sustainability

Bootstrapped 7 months, initial product near completion

Problem

The $50 Trillion Question

How can we prevent irreversible damage related to climate change? The UN Sustainable Development Plan calls for **$50 Trillion in new funding by 2030** -- an astounding amount.

This sector, known as Impact Investing, crossed **$715 Billion in 2020**. It includes spending on Infrastructure (Energy, Retrofits), Development (Microfinance, Social Investing), Adaptation (Drought, Rising Seas), and more.



But this *$715B is far less than the $4 Trillion annual need*. **How will we fill the gap?**

Solution

Why is this problem
solvable now?

Climate action has been hard to fund, as it's mainly been stuck in government spending and large asset managers. **Crypto can change that.**

Cryptocurrency already boasts a $2.5 Trillion market cap and $100 Billion TVL in Decentralized Finance (DeFi) as of Oct 25, 2021. Inexpensive, efficient, immutable, auditable, transparent global transacting are accelerants to multiplying impact investing.

At the same time, **green products now lead multiple consumer categories**, ESG (Environmental and Social Governance) spending is at an all-time high, and the US and EU are negotiating trillion-dollar infrastructure packages.

Product

Presenting BitGreen: A Blockchain Protocol Uniquely Built For Impact

Many environmental and social initiatives work differently, but share the same goals. Their supply chains, customer bases, value propositions, and regulatory frameworks overlap. We aim to coalesce all of these to create efficiencies and develop vast network effects.


BitGreen
Green BITCOIN MINING
Impact COMMUNITIES
Nonprofit & Philanthropic ONRAMPS
Carbon Credits TOKENIZATION
Corporate ESG REPORTS
Impact INVESTING
Green SUPPLY CHAIN
Built Using Substrate SDK, powered by Polkadot

BitGreen on Polkadot

BitGreen is built using the Substrate SDK, a product developed by Parity ... the team behind Polkadot. Substrate enables developers to create application-specific blockchains tailored for specific purposes, for instance ESG and DeFi. Our development began months ago, and we are preparing for a 2022 launch.

Building Our Network Through Mobile



Traction

We started BitGreen in Spring 2021 through bootstrapping and sweat equity. To date, we've developed a prototype Substrate blockchain and mobile app, both of which are in internal test-net. We've also signed MOUs with 5 external clients and continue to add to our business development pipeline.



$5M CF

Target early 2022 ✓

Customers

BitGreen Targets Two Fast-Growing Customer Groups

Crypto 💮 + Eco-Friendly 🌿

We categorize our first adopter user groups into **Crypto Converts** and **Green Advocates.**



BitGreen targets two fast-growing customer groups

The former includes coin holders who already own crypto and do not require onboarding. Research suggests this is **100 million people globally and approximately 15% of the US adult population**.

The latter are consumers who read labels at supermarkets, own Teslas and gladly pay premiums for organic. **This demographic ranges from 60% of Gen Z to 40% of Baby Boomers.**

Business model

B2B and B2B2C

BitGreen generates value for the protocol network through **transaction fees and scale of usage** by third-party and external applications. BitGreen has no plans to sell any specific products by itself, but rather **develops, maintains, and earns consideration** for providing the basic framework and operating system for decentralized apps on its blockchain. We believe as network usage scales, so too will the network's intrinsic value grow.

Market

Impact Investing crossed $715B in 2020. While this total is still small *relative to the $50 Trillion needed*, the sector has been growing at a 20% CAGR. Most investments originate with Asset Managers and PE. **Our target audience (inner circle below) has been largely frozen out from participating.**

Source: Global Impact Investing Network (GIIN) surveys 2020 and 2019



Our second target market, Crypto and DeFi, has been on fire since March 2020. Its growth is being aided by new institutional investment and the SEC approving the first Bitcoin ETF in Oct-21.

Crypto market cap, 2014 - Oct 2021



DeFi Total Value Locked (TVL) has rocketed from nearly $0 in early 2020 to over $100B in 18 months. This is our target first adopter user base.



Competition

BitGreen has a few competitors who also leverage blockchain technology to develop ESG solutions. However we view them less as adversaries than collaborators to grow this burgeoning market.

Comps

Project	Focus	Launch	Market Cap	Blockchain
Celo	Remittances and payments	April 2021	$2B	Celo
Energy Web	Energy grid and power management	March 2020	$300m	Energy Web
Regen	Carbon credit tokenization & resale	April 2021	$290m	Cosmos

Other companies in our sphere include Goldfinch (microfinance), Nori and MoSS Earth (carbon credits).

Vision

Global Change

Our higher objective is **positive global change,** and seizing the present market opportunity to catalyze this movement.

We believe *crypto can be the spark*. That's why our business aims to introduce **durable and innovative incentive structures to shape human behavior at a collective level**. 75% of Americans want to protect the environment in their daily lives, yet only 20% do so. That gap, between *intention and incentive*, is our opportunity.

Investors

Work on your investors section

Founders



The Founding Team

Dennis Reichelt
CTO

Adam Carver
CEO

Gilad Goren
Director of Partnerships

BitGreen's team has years experience founding and investing in early stage companies and share a common venture that achieved an exit.

Adam Carver, CEO

Cofounder Battlestar/KeyFi (sold to Celsius Network), Cofounder Managing Director TheFund.vc, Director at AngelList, Corporate Credit at Morgan Stanley. M.S. Sustainable Systems, University of Michigan

Dennis Reichelt, CTO

Cofounder KeyFi (sold to Celsius Network), Cofounder 0xb1 ($900B wallet on Ethereum for DeFi), Lead

Germany

Gilad Goren, Director of Partnerships

Cofounder Raleigh & Drake, Cofounder Only Six Degrees. Executive MSc Social Business & Entrepreneurship, London School of Economics

Deal terms

Minimum investment

$100

The smallest investment amount that Bitgreen Inc. is accepting.

Maximum investment

$500,000;

The largest investment amount that Bitgreen Inc. is accepting.

Funding goal

$5,000,000

Bitgreen Inc. needs to raise before the deadline. The maximum amount Bitgreen Inc. is willing to raise is .

Deadline

January 1, 2023

Bitgreen Inc. needs to reach their minimum funding goal before the deadline . If they don't, all investments will be refunded.

Type of security

Token DPA (Early Stage with Escrow)

If the campaign is successful, you'll receive a Token DPA for your investment. The DPA is not equity or a token itself, but a loan that payable in tokens in the future, with interest.

$0.167

Price per token if repaid in tokens

Maturity

3 years

The amount of time Bitgreen Inc. has to pay out your investment in tokens. If the DPA isn't repaid with tokens after that time, it will be payable in cash with interest.

Cash Interest

10%

The interest amount that will accumulate on your investment if it's paid back to you in cash.

Milestone 1

60% at 6 months

If Bitgreen Inc. fails to meet this milestone, you can request this amount of a refund of your investment amount.

Milestone 2

30% at 12 months

If Bitgreen Inc. fails to meet this milestone, you can request this amount of a refund of your investment amount.

Token Repayment Premium

10%

The interest amount that will accumulate on your investment if it's paid back to you in tokens.

Bonus perks

In addition to your Token DPA (Early Stage with Escrow), you'll receive perks for investing in Bitgreen Inc..

About Bitgreen Inc.

Legal Name	Bitgreen Inc.
Founded	Sep 2021
Form	Delaware Corporation
Employees	4
Website	bitgreen.org
Social Media	🐦
Headquarters	7750 Okeechobee Blvd , Ste 4-343, West Palm Beach, FL, United States

Bitgreen Inc. Team

Everyone helping build Bitgreen Inc., not limited to employees

Dennis Reichelt
Cofounder, CTO

Adam Carver
Cofounder, CEO

Gilad Goren
Cofounder, Partnerships

Samuele Lande
Fullstack Developer

Trent Rebeiro
Developer, Designer

Allan Perez
Fullstack Developer

Didier Rentería
Frontend Developer

Ayush Mishra
Fullstack Developer

Konstantin Jokubas
Mobile Developer

FAQ

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Provide answers to important or common questions about Bitgreen Inc..

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EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING ("**REGULATION CF**") UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING (THE "ESCROW AGENT"), HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

BITGREEN INC.

TOKEN DPA

DEBT PAYABLE BY ASSETS

This Token Debt Payable by Assets Agreement **(**this **"DPA")** is entered into on or about **[Date] (**the **"Effective Date")** by and among Bitgreen Inc., a Delaware corporation (the **"Company"**) and each of the lenders who execute a signature page hereto (each, a **"Lender,"** collectively **the "Lenders"**) individually in the amount of US$[ ] (the **"Debt Amount"**).

WHEREAS, the purpose of the Lender's entry into the DPA is to provide funding, in the form of a loan, in an aggregate amount of up to $5,065,000 (the "Offering") to the Company for certain operating and other expenses related to the business operations of the Company;

WHEREAS, the Lender is hereby entitled to repayment, in one or more installments of cash and/or Tokens, with such variable interest rate (or no rate at all), as further set forth below;

WHEREAS, the Company shall use commercially reasonable efforts to reach each Milestone (defined below) by its projected date of completion and create a Token (defined below) before the Maturity Date (defined below).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Lenders and the Company, intending to be legally bound, hereby agree as follows:

"**Token**" means digital blockchain tokens issued for use in association with a Genesis Token Event (defined below), in the reasonable business and technical judgment of the Company. For debt satisfaction under the terms of this DPA,

1

Tokens shall be valued at the undiscounted price set by the Company for purposes of the Genesis Token Event ("**Token Valuation**").

"**Interest Amount**" means simple interest of ten percent (10%), payable one time on the Debt Amount until the Maturity Date. After the Maturity Date, interest at a rate of ten percent (10%) per annum shall accrue on the sum of the Debt Amount and ten percent (10%) of the Debt Amount.

"**Asset Interest Amount**" means the product of (a) ten percent (10%) of the Debt Amount, and (b) the Debt Amount.

"**Escrow Percentage**" means sixty percent (60%).

"**Maturity Date**" means the third (3rd) anniversary of the Effective Date.

"**Token Repayment Amount**" means the sum of (a) ten percent (10%) of the Debt Amount, and (b) the Debt Amount.

"**Mainnet Release**" ("**Milestone No. 1**") means the completion of the mainnet blockchain protocol, created by the Company or its Affiliates, ready for use by the general public at the reasonable discretion of the Company. Projected to launch six (6) months from the Effective Date.

"**Genesis Token Event**" ("**Milestone No. 2**") means the time when the Mainnet Release has been made available to the general public, and blocks of Tokens are actively being generated, at the reasonable discretion of the Company. Upon the creation and/or minting of the Tokens, all current holders of Tokens and purchasers will be able to create a wallet with an address on the blockchain (a "**Wallet**") for the storage and exchange of the Tokens. Projected to launch twelve (12) months from the Effective Date. Together with Milestone No. 1, each a "**Milestone**" and collectively the "**Milestones**".

"**Offering Debt Amount**" means the sum of all Debt Amounts under all outstanding DPAs resulting from the Offering.

See **Section 2** for additional defined terms.

1. ***Repayment of Debt Amount***

    a. **General Repayment Terms.**

        i. ***Maturity Term:*** Upon the Maturity Date if the Debt Amount has not been satisfied or terminated as provided herein, the Company shall pay to the Lender the sum of (a) ten percent (10%) of the Debt Amount and (b) the outstanding Debt Amount in either Tokens or USD Cash, within 30 days.

        ii. ***Repayment Obligation.*** An Affiliate of the Company may repay the Lender any amounts due under this DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, whether Asset Interest Amount or Interest Amount, due to the Lender per the terms of this DPA. The Company may choose, in its sole discretion, whether to repay the Lender's Debt Amount pursuant to this DPA in Tokens or USD cash.

        iii. ***Requirement to fully satisfy the Debt Amount.*** The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument <u>in full</u> pursuant to the terms herein.

iv. ***Milestone Tracking.*** For purposes of tracking progress of completion of the Milestones the Company will exercise commercially reasonable efforts to publish on the Company's website at https://www.bitgreen.org, at least monthly updates, regarding the ongoing progress towards the completion of the Milestones.

v. ***Termination.*** This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations <u>in full</u> pursuant to this **Section 1**.

b. **Token Repayment Terms.**

i. ***Token Repayment Terms:*** To the extent that the Company repays the Lender the Debt Amount in Tokens, the Company shall also, at the same time pay any Interest Amount due to the Lender in Tokens, together (the "**Token Repayment Amount**") irrespective of when the Token Repayment Amount is paid.

ii. For debt satisfaction under the terms of this instrument, Tokens shall be valued based upon the Token Valuation, the price per Token has preliminarily been set at $0.167. Such undiscounted price will be determined in the Company's reasonable discretion, after a review of the price in U.S. Dollars per token of comparable digital blockchain tokens, as set forth at 5:00 pm Pacific time on coinmarketcap.com or other publicly available third party valuation websites as the Company may select in its reasonable discretion.

iii. Tokens used to repay the Lender may be issued by the Company or an Affiliate thereof. If payment pursuant hereto is made in Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens, if necessary, to repay the Debt Amount (or portion thereof). In the event that the Company and its Affiliates do not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

iv. In the event the Company elects or is required under the terms hereof to make a repayment of Debt Amount (in part or in full) by Tokens, if upon notice Lender fails to provide to Company within thirty (30) calendar days a Wallet address, network address or other information necessary to facilitate a distribution of Tokens to Lender, the Company may in its discretion effectuate such repayment in USD cash and without any interest, without any further obligations associated thereto and in full satisfaction of such full or partial repayment. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligations to repay the Lender and the Company will have been deemed to have fully repaid the Debt Amount to the extent the Lender does not receive Tokens due to the Company receiving an inaccurate Wallet address, network address or other information related to a transfer of Tokens and the Company then sends Tokens to that an inaccurate Wallet address, network address or other repository.

c. **Repayment Events**.

   i. ***Early Repayment in Full by Tokens***. At any time before the Maturity Date, in connection with the Genesis Token Event, in the event the Company elects to provide payment in Tokens, the Company will promptly pay the Token Repayment Amount to Lender. The Company will take all necessary steps to mint, reserve, and distribute Tokens sufficient to fulfill its repayment obligations under this instrument upon the occurrence of an event that would trigger this **Section 1(c)(i)**'s debt satisfaction procedure.

   ii. ***Early Repayment in Cash at the Company's Discretion.***

      1. Early Repayment in Cash before Milestone No. 1: At any time before reaching Milestone No. 1, but in no event more than six (6) months after the Effective Date, the Company may in its reasonable discretion exercise either of the following early repayment options:

         (i) if the Company decides in good faith that there will be no Genesis Token Event due to technical, business and/or regulatory challenges, the Company may, in its discretion, satisfy its obligations with respect to the Debt Amount in full by remitting a cash amount equivalent to the Lender Escrow Amount plus the product of the Debt Amount and twenty percent (20%) with no Interest Amount or other duties owed to the Lender, and with the remaining unpaid portion of the Debt Amount being deemed a debt forgiveness by the Lender, or

         (ii) if the Company fails to reach Milestone No. 1 within the projected timeline, within thirty (30) days of missing said Milestone, the Company will provide notice to the Lender, the Lender may then provide notice to the Company demanding an early repayment of the Debt Amount ("**Early Fiat Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal to release the Lender Escrow Amount to the Lender in USD cash with no Interest Amount due thereon ("**Early Fiat Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this instrument shall be fully satisfied. If the Company receives an Early Fiat Repayment Notice from multiple Lenders within a fifteen (15) calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For the avoidance of doubt, a Lender who requests repayment pursuant to this **Section 1(c)(ii)(1)(ii)** will not be entitled to request repayment pursuant to other provisions of this instrument.

      2. Early Repayment in Cash before Milestone No. 2: At any time, subsequent to the occurrence of Milestone No. 1 but before reaching Milestone No. 2, and in no event more than twelve (12) months from of the Effective Date, the Company may in its reasonable discretion exercise either of the following early repayment options:

(i)   if the Company decides in good faith that Milestone No. 2 cannot be met due to technical, business and/or regulatory challenges, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in full by remitting a cash amount equivalent to the *remaining* Lender Escrow Amount of the Debt Amount <u>plus</u> the product of the Debt Amount and twenty percent (20%), with no Interest Amount or other duties owed to the Lender, and with the remaining portion of the Debt Amount being deemed a debt forgiveness by the Lender; or

(ii)   if the Company fails to reach Milestone No. 2 within the projected timeline, within thirty (30) days of missing said Milestone, the Company will provide notice to the Lender and the Lender may then provide an Early Fiat Repayment Notice. Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal to release the Early Fiat Repayment Amount. Upon the Company paying (through the release of the *remaining* Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this instrument shall be fully satisfied. If the Company receives multiple Early Fiat Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For the avoidance of doubt, a Lender who requests repayment pursuant to this **Section 1(c)(ii)(2)(ii)** will not be entitled to request repayment pursuant to other provisions of this instrument.

d. **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this instrument have been satisfied in full, to the extent permissible by law, Lender shall have a right with respect to any cash funded by and traceable to Lender remaining in the Escrow Account.

e. **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in <u>full pursuant</u> to this **Section 1**.

f. **Default**. If the Company (a) fails to pay when due any principal or interest payment on the due date hereunder, and such payment shall not have been made within ten (10) days of the Company's receipt of the Lender's written notice to the Company of such failure to pay; or (b) materially breaches any other covenant contained in this instrument and such failure continues for fifteen (15) days after the Company receives written notice of such material breach from the Lender then in any such case then the Lender may, upon written notice to the Company, declare this instrument in default and immediately due and payable in full.

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control, or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by Prime Trust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this instrument, (e) and must be opened and maintained in connection with this instrument.

"**Escrow Debt Amount**" means the product of (a) the Escrow Percentage and (b) the Net Debt Amount. This amount is subject to adjustment as set forth in **Section 3.**

"**Escrow Release Event**" means the Company's full payment of the Token Repayment Amount pursuant to **Section 1(b)(i)**, provided, if the notice period has expired, any Tokens not delivered to Lender due to Lender's failure to provide a Wallet address as described in **Section 1(b)(iv)** will not be deemed unpaid for the purposes of this definition.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to **Section 1(c)(ii)(1-3)** before the second anniversary of the issuance of this instrument or (b) a Dissolution Event pursuant to **Section 1(d)**.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (A) the Offering Debt Amount less (B) any other Lender's Debt Amount from the Offering previously repaid. For the avoidance of doubt, any payment by the Company to another Lender in the Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Offering Debt Amount for the purposes of this definition.

"**Governmental Authority**" means any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

"**Net Debt Amount**" means the difference between the Offering Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to **Sections 1(c)(ii)(1)(ii)** or **1(c)(ii)(2)(ii)**. For the avoidance of doubt, should every Lender whose Debt Amount remains outstanding who participated in this Offering request repayment pursuant to **Section 1(c)(ii)(1)(ii)** or **1(c)(ii)(2)(ii)**, respectively, within a fifteen (15) day period, it shall be considered an Escrow Refund Event.

"**Partial Escrow Release Event**" means the Portal's release of funds from the Escrow Account to the Company pursuant to the schedule set by **Section 3(d)**.

"**Portal**" or "**Republic**" means OpenDeal Portal LLC, a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal or a successor entity. In the event of the dissolution of OpenDeal Portal LLC, the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to this Offering through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Offering Debt Amount that are not paid to Portal such as legal costs).

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility and (iii) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

3. *Escrow Account*

   a. Within 30 calendar days after the Effective Date and contingent upon approval from the Escrow Agent of account opening, the Portal shall instruct the Escrow Agent (defined below) to (a) distribute forty percent (40%) of the Net Debt Amount to the Company, and (b) retain the product of the Escrow Percentage and the Net Debt Amount (the "**Escrow Debt Amount**") in the Escrow Account (or a successor account as determined by the Escrow Agent). "**Net Debt Amount**" means the difference between the Debt Amount and Qualifying Portal Expenses.

   b. **Escrow Event**. Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Republic Investment Services, LLC. ("**RIS**") all rights and privileges necessary to manage said Escrow Account. RIS will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) a Partial Escrow Release Event, (iii) an Escrow Refund Event, or (iv) a Partial Escrow Refund Event (each an "**Escrow Event**", and collectively the "**Escrow Events**").

   c. Upon the occurrence of an Escrow Event, the Company shall provide timely notice to RIS and/or the Portal in the form of an "**Escrow Release Notice**", and within thirty (30) calendar days of the RIS and/or the Portal receiving an Escrow Release Notice, RIS shall direct transfer the funds in the

Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

    i. ***All funds to the Company***. In the event of an Escrow Release Event, all funds from the Offering Debt Amount remaining in the Escrow Account shall be due to the Company, immediately.

    ii. ***Some funds to the Company***. In the event of a Partial Escrow Release Event, the funds designated by <u>Section 3(d)</u> shall be due and payable to the Company.

    iii. ***Some funds to Lender(s)***. In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Fiat Repayment Notice(s) to the Portal and the Portal will release the Early Fiat Repayment Amount(s) to the relevant Lenders.

    iv. ***All remaining funds to Lenders***. In the event of an Escrow Refund Event, all funds remaining in Escrow Account from the Offering Debt Amount shall be due to the Lenders pari passu with all other Lenders, based on said Lender's Debt Amount.

d. <u>**Partial Escrow Release Event**</u>. The following schedule shall be followed with regard to the release of funds from the Escrow Account to the Company:

    i. ***Meeting of Milestone No. 1***. If upon the Company's confirmation in its sole discretion that Milestone No. 1 has been successfully met, funds remain in the Escrow Account, the Portal shall release to the Company, the product of (i) the Escrow Debt Amount and (ii) 0.5.

    ii. ***Meeting of Milestone No. 2***. If upon the Company's confirmation in its sole discretion that Milestone No. 2 has been successfully met, funds remain in the Escrow Account, the Portal shall release the remainder of the Escrow Debt Amount <u>in full</u> to the Company. The Portal may then close the Escrow Account.

e. <u>**Maintenance of the Escrow Account**</u>. The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds – no fees will be paid out of the Escrow Account or reduce the Escrow Debt Amount. Lenders whose Debt Amount was satisfied by providing an Early Fiat Repayment Notice and receiving and Early Fiat Repayment Amount will not receive funds from this event.

4. ***Company Representations***

a. The Company is a validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

e. Except as required by law, the Company agrees (i) not to treat this instrument as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this instrument as a payment of interest or accrual of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f. THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

g. The Company or a duly authorized Affiliate of the Company shall be solely responsible for the custody and transfer of Tokens to the Lender.

h. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (v) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

5. *Lender Representations*

a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Lender has been advised that this instrument have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of Portal.co and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a Lender under this DPA, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender acknowledges that it is the rightful owner of, or has the appropriate and lawful right to use, the Wallet address provided to Portal and/or the Company for the purpose of receiving Tokens. Furthermore, the Lender acknowledges that neither the Company nor Portal will have access to or control the Lender's Wallet address' private key(s).

l. The Lender understands and expressly accepts that the Tokens will be created and delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

m. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

n. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this instrument. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this instrument.

o. The Lender acknowledges and agrees that it has truthfully complied with the Portal's Know Your Customer ("*KYC*") test, whereby the Lender will be screened against the Office of Foreign Assets Control lists and other watch lists. The Lender agrees to provide the Portal with the relevant information and assistance in the process in a timely manner. If the Lender does not provide the information reasonably requested by the Portal, then the Company shall not be obligated to complete the sale or deliver of this instrument nor Tokens to the Lender.

6. *Transfer Restrictions*.

The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this instrument (and any Tokens used to repay this instrument), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Ranking and Subordination.*

a. This instrument and any others of like-kind, issued by the Company shall rank pari passu as to the payment of principal and interest. The Lender agrees that any payments or prepayments to the Lender and to the holders of other DPAs, whether principal, interest or otherwise, shall be made pro rata among the Lender and the other holders of other DPAs issued by the Company based upon the aggregate unpaid principal amount of this instrument and the other DPAs issued by the Company.

b. By accepting this instrument, the Lender agrees that all payments on account of the indebtedness, liabilities and other obligations of the Company to the Lender, including, without limitation, all amounts of principal, interest accrued hereon, and all other amounts payable by the Company to the Lender under this instrument or in connection herewith shall be subordinated and subject in right of payment, to the extent and manner set forth herein, to the prior payment in full in cash or cash equivalents of any Senior Indebtedness of the Company.

8. *Notices.*

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be mailed or otherwise delivered in person or by electronic transmission at the email address of such party set forth below or to such other address or email address as the party shall have furnished in writing to the other party:

If to Company:

Bitgreen Inc.
7750 Okeechobee Blvd, Suite 4-343
West Palm Beach, FL 33411, United States
Adam@Bitgreen.org
Attn: Adam Carver

With a copy to:

Ross Law Group, PLLC
1430 Broadway, Suite 1804
New York, NY 10018
Attn: Gary J. Ross
Gary@RossLawGroup.co
M: 1.212.884.9339

If to Lender:

[_____]

9. *Miscellaneous*.

  a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

  b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

  c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

  d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

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e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this instrument only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j. All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)(ii)(1)(ii)**. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

k. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.


BITGREEN INC.


By: _____

Name: _____

Title: _____

Address:_____

Email:_____


LENDER


By:_____

Name:_____

Email:_____